Exhibit 12.1

National Storage Affiliates Trust and NSA Predecessor
Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends*
(dollars in thousands)

	For the three months ended March 31, 2016 (NSA)	Year Ended December 31,
		2015 (NSA)	2014 (NSA)	2013 (Combined)(1)	2012 (Predecessor)
Earnings:
Net income (loss)	$4,802	$4,796	$(16,357)	$(11,734)	$(3,452)
Fixed charges	5,029	21,121	23,044	19,605	17,054
Total earnings (A)	$9,831	$25,917	$6,687	$7,871	$13,602

Fixed charges:
Interest expense	$4,941	$20,779	$23,033	$19,605	$17,054
Estimate of interest within rental expense	88	342	11	—	—
Total fixed charges (B)	$5,029	$21,121	$23,044	$19,605	$17,054

Ratio of earnings to fixed charges and preferred share dividends (A divided by B)(2)	1.95	1.23	(2)	(2)	(2)

* National Storage Affiliates Trust and NSA Predecessor had no preferred shares outstanding for the periods in the table above.
(1) The Earnings and Fixed Charges for the year ended December 31, 2013 reflect the Earnings and Fixed Charges of National Storage Affiliates Trust for the nine months ended December 31, 2013 and NSA Predecessor for the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. The following table presents the Earnings and Fixed Charges on a stand-alone basis for the combined 2013 period referenced in the table above for National Storage Affiliates Trust and NSA Predecessor (dollars in thousands):

		Stand-alone Historical Periods
	Year Ended December 31, 2013 (Combined)	Nine Months Ended December 31, 2013 (NSA)	Three Months Ended March 31, 2013 (Predecessor)
Earnings:
Net income (loss)	$(11,734)	$(10,481)	$(1,253)
Fixed charges	19,605	15,439	4,166
Total earnings (A)	$7,871	$4,958	$2,913

Fixed charges:
Interest expense	$19,605	$15,439	$4,166
Total fixed charges (B)	$19,605	$15,439	$4,166

Ratio of earnings to fixed charges and preferred share dividends (A divided by B)(2)	(2)	(3)	(3)

(2) During the fiscal years ended December 31, 2014, 2013 and 2012, earnings were insufficient to cover fixed charges by $16.4 million, $11.7 million and $3.5 million, respectively.
(3) During the nine months ended December 31, 2013 for National Storage Affiliates Trust and the three months ended March 31, 2013 for NSA Predecessor, earnings were insufficient to cover fixed charges by $10.5 million and $1.2 million, respectively.